Exhibit 99(10)
Consent of Independent Registered Public Accounting Firm
The Board of Directors of National Security Life and Annuity Company:
We consent to use of our reports for National Security Variable Account N dated February 19, 2010, and for National Security Life and Annuity Company dated April 30, 2010 included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in pre-effective amendment no. 1 to File No. 333-164074 on Form N-4 filed by National Security Variable Account N. Our report covering the December 31, 2009 financial statements and schedules of National Security Life and Annuity Company refers to a change in the method of evaluating other-than-temporary impairments of fixed maturity securities due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.
/s/ KPMG LLP
Columbus, Ohio
May 19, 2010